UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 19341

NACCO Industries, Inc.

(Name of Issuer)

Class B Common Stock, par value $1.00 per share

(Title and Class of Securities)

629579 20 02

(CUSIP Number)

Alfred M. Rankin, Jr.
5875 Landerbrook Drive
Cleveland, Ohio 44124-4017
(216) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2005

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ÿ.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 17 Pages)

     1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629579 20 02	Schedule 13D	Page 2 of 17 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Rankin Associates IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO — See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

0

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
0

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON*

PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 20 02	Schedule 13D	Page 3 of 17 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Alfred M Rankin, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO — See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

46,052

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		764,099
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
46,052

	10	SHARED DISPOSITIVE POWER

764,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

810,151

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.1%

14	TYPE OF REPORTING PERSON*

IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 20 02	Schedule 13D	Page 4 of 17 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas T. Rankin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO — See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

92,873

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		757,099
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
92,873

	10	SHARED DISPOSITIVE POWER

757,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

849,972

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.6%

14	TYPE OF REPORTING PERSON*

IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 20 02	Schedule 13D	Page 5 of 17 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Claiborne R. Rankin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO — See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

97,312

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		757,099
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
97,312

	10	SHARED DISPOSITIVE POWER

757,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

854,411

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.9%

14	TYPE OF REPORTING PERSON*

IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 20 02	Schedule 13D	Page 6 of 17 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Roger F. Rankin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO — See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

118,125

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		757,099
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
118,125

	10	SHARED DISPOSITIVE POWER

757,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

875,224

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.2%

14	TYPE OF REPORTING PERSON*

IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 20 02	Schedule 13D	Page 7 of 17 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Clara L. T. Rankin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO — See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

0

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		7,000
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
0

	10	SHARED DISPOSITIVE POWER

764,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

764,099

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

47.3%

14	TYPE OF REPORTING PERSON*

IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 20 02	Schedule 13D	Page 8 of 17 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bruce T. Rankin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO — See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

0

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
0

	10	SHARED DISPOSITIVE POWER

757,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

757,099

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

46.9%

14	TYPE OF REPORTING PERSON*

IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 20 02	Schedule 13D	Page 9 of 17 Pages

     The undersigned reporting persons hereby file the Schedule 13D (this “Schedule 13D”) in connection with the exchange, effected as of February 24, 2005, of 284,728 shares of Class A Common Stock (“Class A Common”) of NACCO Industries, Inc. (the “Company”) previously held by Rankin Associates IV, L.P., a Delaware limited partnership (the “Partnership”) for 284,728 shares of Class B Common Stock (“Class B Common”) of the Company in the registered exchange offer (the “Exchange Offer”) made pursuant to the terms and conditions set forth in the Registration Statement on Form S-4, initially filed by the Company on January 12, 2005 (Registration Number 333-121996), as amended, which was declared effective February 7, 2005.

Item 1. Security and Issuer.

     This Schedule 13D relates to Class B Common. The principal executive offices of the Company are located at 5875 Landerbrook Drive, Cleveland, Ohio 44124-4017.

Item 2. Identity and Background.

     (a) — (c) Pursuant to Rules 13D-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the “Act”), this Schedule 13D is filed on behalf of the Partnership, the General Partners of the Partnership (the “General Partners”), the Limited Partners of the Partnership (the “Limited Partners”), and the persons who are trustees or primary beneficiaries of the General Partners and Limited Partners (collectively, the “Reporting Individuals,” and together with the Partnership, the “Reporting Persons”). The Reporting Persons may be deemed as a group, pursuant to Rule 13D-5(b)(1), to have acquired beneficial ownership of the 284,728 shares of Class B Common held by the Partnership.

     Although the Reporting Persons are making this joint filing, except as otherwise set forth in this filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Act.

     The name, state of organization, principal business, address of the principal business and the address of the principal office for the Partnership is as follows:

     The Partnership is a Delaware limited partnership. Its principal business is to hold under common management shares of Class A Common and Class B Common beneficially owned by the Reporting Individuals. The address of its principal business and its principal office is Suite 300, 5875 Landerbrook Drive, Cleveland, Ohio 44124-4017. The General Partners are the following trusts: (a) the Trust created by the Agreement, dated as of September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr. (the “Alfred Rankin Trust”), (b) the Trust created by the Agreement, dated June 22, 1971, as supplemented, amended and restated, between Claiborne R. Rankin, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Claiborne R. Rankin (the "Claiborne Rankin Trust”), (c) the Trust created by the Agreement, dated September 11, 1973, as supplemented, amended and restated, between Roger F. Rankin, as trustee, and Roger F. Rankin, creating a trust for the benefit of Roger F. Rankin (the “Roger Rankin Trust”), and (d) the Trust created by the Agreement, dated December 29, 1967, as supplemented, amended and restated, between Thomas T. Rankin, as trustee, and Thomas T. Rankin, creating a trust for the benefit of Thomas T. Rankin (the “Thomas Rankin Trust”). The trustee and primary beneficiary of each General Partner is a Reporting Individual. The Limited Partners are the following trusts: (a) the Alfred Rankin Trust, (b) the Claiborne Rankin Trust, (c) the

CUSIP No. 629579 20 02	Schedule 13D	Page 10 of 17 Pages

Roger Rankin Trust, (d) the Thomas Rankin Trust, (e) the Trust created by the Agreement, dated July 20, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. Rankin, creating a trust for the benefit of Clara T. Rankin (successor in interest to the Trust created by the Agreement, dated July 12, 1967, as supplemented, amended and restated, between National City Bank, as trustee, and Clara T. Rankin, creating a trust for the benefit of Clara T. Rankin) (the “Clara Rankin Trust”) and (f) the Trust created by the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Bruce T. Rankin, creating a trust for the benefit of Bruce T. Rankin (successor in interest to the Trust created by the Agreement, dated August 12, 1974, as supplemented, amended and restated, between National City Bank, as trustee, and Bruce T. Rankin, creating a trust for the benefit of Bruce T. Rankin) (the “Bruce Rankin Trust”). The trustee and primary beneficiary of each Limited Partner is a Reporting Individual.

     The names, and, for purposes of this filing, the business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, for the Reporting Individuals are as follows:

          Alfred M. Rankin, Jr. Mr. Rankin’s business address is 5875 Landerbrook Drive, Cleveland, Ohio 44124-4017. He is Chairman, President and Chief Executive Officer of the Company, which is a holding company whose principal operating subsidiaries function in three principal businesses, lignite mining, lift trucks and housewares.

          Thomas T. Rankin. Thomas T. Rankin’s business address is 5204 Patterson Avenue, Suite C, Richmond, Virginia 23221. He is the owner of Cross-Country Marketing, a food brokerage business.

          Claiborne R. Rankin. Claiborne R. Rankin’s business address is Suite 300, 5875 Landerbrook Drive, Cleveland, Ohio 44124-4017. He is employed by Sycamore Partners, LLC, a venture capital firm.

          Roger F. Rankin. Roger F. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He does personal investment work at the same address.

          Clara L. T. Rankin. Mrs. Rankin’s business address is 5875 Landerbrook Drive, Cleveland, Ohio 44124-4017. She is not employed.

          Bruce T. Rankin. Mr. Rankin’s business address is 5875 Landerbrook Drive, Cleveland, Ohio 44124-4017. He is not employed.

     (d) None of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons identified in this Item 2 has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the Reporting Individuals identified in this Item 2 are citizens of the United States of America.

CUSIP No. 629579 20 02	Schedule 13D	Page 11 of 17 Pages

Item 3. Source and Amount of Funds or Other Consideration.

     The Partnership acquired the 284,728 shares of Class B Common in exchange for an equal number of shares of Class A Common pursuant to the terms of the Exchange Offer.

Item 4. Purpose of Transaction.

     The Class B Common was acquired in the Exchange Offer in accordance with the terms and conditions of the Stockholders’ Agreement, dated as of March 15, 1990, as amended (the “NACCO Stockholders’ Agreement,” attached hereto as Exhibit 2 and incorporated herein in its entirety), among the Company, National City Bank, (Cleveland, Ohio), as successor depository (the “Depository”) and the individuals, custodianships and trusts listed therein and thus is a “Participating Stockholder” within the meaning of the NACCO Stockholders’ Agreement, including the Partnership and the party exchanging the Class B Common that is the subject of this Schedule 13D. As contemplated by the NACCO Stockholders’ Agreement, the exchange of Class B Common was between two Participating Stockholders. See Item 6(d) of this Schedule 13D for a description of the NACCO Stockholders’ Agreement.

     Except as expressly set forth herein or contemplated by the Exchange Offer, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, except acquisitions or dispositions in the ordinary course consistent with such Reporting Person’s past practices; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) — (b) Pursuant to the Act and regulations thereunder, the Reporting Persons may be deemed as a group to have beneficial ownership of 284,728 shares of the Class B Common, the aggregate number of shares of Class B Common that are held by the Partnership, which amount represents approximately 17.6% of the Class B Common outstanding on March 1, 2005.

     Each of the Reporting Persons has, as of February 24, 2005, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of Class B Common as follows:

          Rankin Associates IV, L.P. Although the Partnership beneficially owns the 284,728 shares of Class B Common, it does not have any power to vote or to dispose of the shares of Class B Common. Voting control of the Class B Common held by the Partnership is exercised by the General Partners and the power to dispose of the Class B Common is shared by all the General Partners and Limited Partners, as more fully described below.

          Alfred M. Rankin, Jr. Mr. Rankin (a) as trustee and primary beneficiary of the Alfred Rankin Trust, which is a General Partner, shares the power to vote the 284,728 shares of Class B Common held by the Partnership with the other General Partners, (b) as trustee and primary beneficiary of the Alfred Rankin Trust, which is a General Partner and a Limited Partner, shares the power to dispose of the 284,728 shares of Class B Common held by the Partnership with the other General Partners and other Limited Partners, (c) as trustee and primary beneficiary of the Alfred Rankin Trust, which is a

CUSIP No. 629579 20 02	Schedule 13D	Page 12 of 17 Pages

general partner of Rankin I, L.P., a Delaware limited partnership (“Rankin I”) shares the power to vote the 472,371 shares of Class B Common held by Rankin I with the other general partners of Rankin I, (d) as trustee and primary beneficiary of the Alfred Rankin Trust, which is a general partner and a limited partner of Rankin I, shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the other general partners and other limited partners of Rankin I, (e) as trustee and primary beneficiary of the Alfred Rankin Trust, has the sole power to vote and to dispose of 46,052 shares of Class B Common and (f) as trustee of the Clara Rankin Trust, shares the power to vote and dispose of 7,000 shares of Class B Common. Together, the 810,151 shares of Class B Common beneficially owned by Alfred M. Rankin, Jr., constitute approximately 50.1% of the Class B Common outstanding on March 1, 2005.

          Thomas T. Rankin. Mr. Rankin (a) as trustee and primary beneficiary of the Thomas Rankin Trust, which is a General Partner, shares the power to vote the 284,728 shares of Class B Common held by the Partnership with the other General Partners, (b) as trustee and primary beneficiary of the Thomas Rankin Trust, which is a General Partner and a Limited Partner, shares the power to dispose of the 284,728 shares of Class B Common held by the Partnership with the other General Partners and other Limited Partners, (c) as trustee and primary beneficiary of the Thomas Rankin Trust, which is a general partner of Rankin I, shares the power to vote the 472,371 shares of Class B Common held by Rankin I with the other general partners of Rankin I, (d) as trustee and primary beneficiary of the Thomas Rankin Trust, which is a general partner and a limited partner of Rankin I, shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the other general partners and other limited partners of Rankin I and (e) as trustee and primary beneficiary of the Thomas Rankin Trust, has the sole power to vote and dispose of 92,873 shares of Class B Common. Together, the 849,972 shares of Class B Common beneficially owned by Thomas T. Rankin, constitute approximately 52.6% of the Class B Common outstanding on March 1, 2005.

          Claiborne R. Rankin. Mr. Rankin (a) as trustee and primary beneficiary of the Claiborne Rankin Trust, which is a General Partner, shares the power to vote the 284,728 shares of Class B Common held by the Partnership with the General Partners, (b) as trustee and primary beneficiary of the Claiborne Rankin Trust, which is a General Partner and a Limited Partner, shares the power to dispose of the 284,728 shares of Class B Common held by the Partnership with the General Partners and other Limited Partners, (c) as trustee and primary beneficiary of the Claiborne Rankin Trust, which is a general partner of Rankin I, shares the power to vote the 472,371 shares of Class B Common held by Rankin I with the other trustees and primary beneficiaries of the other general partners of Rankin I, (d) as trustee and primary beneficiary of the Claiborne Rankin Trust, which is a general partner and a limited partner of Rankin I, shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the other general partners and other limited partners of Rankin I and (e) as trustee and primary beneficiary of the Claiborne Rankin Trust, has the sole power to vote and dispose of 97,312 shares of Class B Common. Together, the 854,411 shares of Class B Common beneficially owned by Claiborne R. Rankin, constitute approximately 52.9% of the Class B Common outstanding on March 1, 2005.

          Roger F. Rankin. Mr. Rankin (a) as trustee and primary beneficiary of the Roger Rankin Trust, which is a General Partner, shares the power to vote the 284,728 shares of Class B Common held by the Partnership with the General Partners, (b) as trustee and primary beneficiary of the Roger Rankin Trust, which is a General Partner and a Limited Partner, shares the power to dispose of the 284,728 shares of Class B Common held by the Partnership with the other General Partners and other Limited Partners, (c) as trustee and primary beneficiary of the Roger Rankin Trust, which is a general partner of Rankin I, shares the power to vote the 472,371 shares of Class B Common held by Rankin I with the other general partners of Rankin I, (d) as trustee and primary beneficiary of the Roger Rankin

CUSIP No. 629579 20 02	Schedule 13D	Page 13 of 17 Pages

Trust, which is a general partner and a limited partner of Rankin I, shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the other general partners and other limited partners of Rankin I and (e) as trustee and primary beneficiary of the Roger Rankin Trust, has the sole power to vote and dispose of 118,125 shares of Class B Common. Together, the 875,224 shares of Class B Common beneficially owned by Roger F. Rankin, constitute approximately 54.2% of the Class B Common outstanding on March 1, 2005.

          Clara L. T. Rankin. Mrs. Rankin (a) as primary beneficiary of the Clara Rankin Trust, which is a Limited Partner, shares the power to dispose of the 284,728 shares of Class B Common held by the Partnership with the General Partners and the other Limited Partners, (b) as primary beneficiary of the Clara Rankin Trust, which is a limited partner of Rankin I, shares the power to dispose of the 472,361 shares of Class B Common held by Rankin I with the general partners and the other limited partners of Rankin I and (c) as primary beneficiary of the Clara Rankin Trust, shares the power to vote and dispose of 7,000 shares of Class B Common held by the Clara Rankin Trust. Together, the 764,099 shares of Class B Common beneficially owned by Clara L. T. Rankin constitute approximately 47.3% of the Class B Common outstanding on March 1, 2005.

          Bruce T. Rankin. Mr. Rankin (a) as primary beneficiary of the Bruce Rankin Trust, which is a Limited Partner, shares the power to dispose of the 284,728 shares of Class B Common held by the Partnership with the General Partners and the other Limited Partners and (b) as primary beneficiary of the Bruce Rankin Trust, which is a limited partner of Rankin I, shares the power to dispose of the 472,361 shares of Class B Common held by Rankin I with the general partners and the other limited partners of Rankin I. Together, the 757,099 shares of Class B Common beneficially owned by Bruce T. Rankin, constitute approximately 46.9% of the Class B Common outstanding on March 1, 2005.

          (c) Except as otherwise provided herein, there have been no transactions in shares of Class B Common effected during the past 60 days by the Reporting Persons.

          (d) No other person is known by the undersigned to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Common which is held by the Partnership.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     (a) Under the terms of the Amended and Restated Limited Partnership Agreement of the Partnership, dated as of February 7, 2005 (the “Partnership Agreement”), attached hereto as Exhibit 1 and incorporated herein by reference, the General Partners share the power to vote the Class B Common held by the Partnership. Further, under such terms, the General

CUSIP No. 629579 20 02	Schedule 13D	Page 14 of 17 Pages

Partners generally exercise such power by a vote of the General Partners holding a majority of the general partnership interests.

     (b) Under the terms of the Partnership Agreement, the Partnership may not dispose of Class B Common or convert Class B Common into Class A Common without the consent of General Partners holding more than 75% of the general partnership interests in the Partnership and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in the Partnership (the “Partnership Interests”).

     (c) The Partnership Agreement restricts the transfer of Partnership Interests by the Partners (as defined therein) and provides the Partners and the Partnership with a right of first refusal to acquire Partnership Interests that a Partner desires to sell and a repurchase obligation to compel the sale of Partnership Interests by the Partners under certain circumstances. These transfer restrictions, rights of first refusal and repurchase obligations are more fully set forth in the Partnership Agreement, a copy of which is attached hereto as Exhibit 1, and incorporated herein in its entirety.

     (d) Each of the Reporting Persons is a party to the NACCO Stockholders’ Agreement. The NACCO Stockholders’ Agreement requires a Participating Stockholder to offer the shares of Class B Common beneficially owned by such Participating Stockholder to all of the other Participating Stockholders upon the occurrence of either of the following: (a) the proposed conversion of shares of Class B Common by such Participating Stockholder into shares of Class A Common, and (b) the proposed sale, transfer or other disposition of Class B Common by such Participating Stockholder to any permitted transferee (under the terms of the Class B Common) who is not a signatory to the NACCO Stockholders’ Agreement. In either of these cases, the Participating Stockholder proposing to enter into one of these transactions must notify all other Participating Stockholders of such proposed transaction and then must allow each such other Participating Stockholder the opportunity to purchase such Participating Stockholder’s pro rata portion of the shares of Class B Common which are subject to the proposed transaction in accordance with the procedures described below. The NACCO Stockholders’ Agreement, however, does not restrict transfers of Class B Common among the Participating Stockholders or any other permitted transferee who becomes a signatory to the NACCO Stockholders’ Agreement.

     A Participating Stockholder proposing to engage in a transaction triggering a right of first refusal must first give written notice of the proposed transaction by registered mail to the Depository. The Depository, in turn, is required to send such notice promptly to all of the other Participating Stockholders and to the Company. Following receipt of such notice, each other Participating Stockholder will have seven business days to elect whether or not to purchase his, her or its pro rata portion of the shares of the Class B Common which have triggered the right of first refusal. A Participating Stockholder’s pro rata portion will be determined by dividing the number of shares of Class B Common which such person owns by the number of shares of Class B Common which are owned by all of the other Participating Stockholders who similarly may elect to purchase the shares of Class B Common which have triggered the right of first refusal. A notice electing to purchase a pro rata portion of the shares of Class B Common must be sent to the Depository by the end of the seven business day period. If the other Participating Stockholders electing to purchase do not elect to purchase all of the shares of Class B Common being offered, then such other Participating Stockholders have an additional five business days to agree among

CUSIP No. 629579 20 02	Schedule 13D	Page 15 of 17 Pages

themselves how to allocate the shares not purchased. If they cannot reach an agreement, the allocation shall be pro rata. If there are still shares of Class B Common which are not purchased following such allocation, then the Company shall have an additional three business days to decide whether or not to purchase the remaining shares. The Company, however, is under no obligation to purchase any such shares.

     Following the completion of such procedures, the Participating Stockholder who has triggered the right of first refusal is free, for a period of 30 business days, to convert the shares of Class B Common, if any, which remain, into shares of Class A Common. If the Participating Stockholder had originally proposed to transfer the shares, such Participating Stockholder would be free to transfer shares of Class A Common in accordance with the originally proposed transaction.

     Participating Stockholders who elect to exercise the right of first refusal and purchase shares of Class B Common may pay for such shares in cash, an equivalent number of shares of Class A Common, or in a combination of cash and shares of Class A Common. The purchase price to be paid is the higher of what is specified in the notice sent by the Participating Stockholder who has triggered the right of first refusal and the average of the last sales price of Class A Common on the New York Stock Exchange for the five days prior to the date of such notice.

     The NACCO Stockholders’ Agreement only restricts the conversion or the sales or other disposition outside of the NACCO Stockholders’ Agreement, of shares of Class B Common held by each Participating Stockholder. The NACCO Stockholders’ Agreement does not restrict in any respect how a Participating Stockholder may vote the shares of Class B Common which are subject to the terms of the NACCO Stockholders’ Agreement.

     Effective February 7, 2005, each of the Company, the Depository and the Participating Stockholders executed an Amendment to the NACCO Stockholders’ Agreement amending the NACCO Stockholders’ Agreement pursuant to which the Partnership became a Participating Stockholder under the NACCO Stockholders’ Agreement.

     Except as set forth (a) above in this Schedule 13D and the exhibits attached hereto, (b) in the Schedule 13D (and exhibits attached thereto) filed on February 18, 1998 by Rankin Management, Inc. (“RMI”), the Reporting Individuals and the other persons named therein with respect to the Class A Common held by Rankin Associates II, L.P., as amended on March 30, 1998, and as further amended on each of April 20, 1998, January 11, 1999, May 28, 1999, November 13, 2000, February 14, 2001, January 10, 2002, January 9, 2003, April 24, 2003, February 17, 2004 and February 15, 2005 (which Schedule 13D and exhibits are attached hereto as Exhibit 3 and incorporated herein by reference) and (c) in the Schedule 13D (and exhibits attached thereto) filed on November 25, 1996 by RMI, the Reporting Individuals and the other persons named therein with respect to the Class B Common held by Rankin I, as amended on November 26, 1996 and as further amended on January 10, 1997, February 14, 2001, March 27, 2002 (amended and restated), October 31, 2002, February 17, 2004 and February 15, 2005 (which Schedule 13D and exhibits are attached hereto as Exhibit 4 and incorporated herein by reference), none of the persons named in response to Item 2 hereof have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

CUSIP No. 629579 20 02	Schedule 13D	Page 16 of 17 Pages

Item 7. Material to be Filed As Exhibits.

Exhibit 1.	Amended and Restated Limited Partnership Agreement, dated as of February 7, 2005, of Rankin Associates IV, L.P., incorporated by reference to Exhibit 1 of the Schedule 13D, as amended, related to the Company’s Class A Common Stock, initially filed on February 15, 2005 by Rankin Associates IV, L.P. and other persons named therein (Commission File No. 005-38001).

Exhibit 2.	Stockholders’ Agreement, dated as of March 15, 1990, as amended, by and among the Company, National City Bank, (Cleveland, Ohio), as depository, and the Participating Stockholders (as such term is defined therein), incorporated by reference to the exhibits to the Schedule 13D (Commission File No. 005-38001), as amended, initially filed on March 29, 1990 by the Participating Stockholders under the NACCO Stockholders’ Agreement, and the exhibits attached to the amendments to such Schedule 13D.

Exhibit 3.	Schedule 13D (and exhibits attached thereto) filed on February 18, 1998 by Rankin Management, Inc., the Reporting Individuals and the other persons named therein with respect to the Class A Common held by Rankin Associates II, L.P. (Commission File No. 005-38001), as amended on March 30, 1998, and as further amended on each of April 20, 1998, January 11, 1999, May 28, 1999, November 13, 2000, February 14, 2001 and January 10, 2002, January 9, 2003, April 24, 2003, February 17, 2004 and February 15, 2005 (which Schedule 13D and exhibits are incorporated herein by reference).

Exhibit 4.	Schedule 13D (and exhibits attached thereto) filed on November 25, 1996 by Rankin Management, Inc., the Reporting Individuals and the other persons named therein with respect to the Class B Common held by Rankin I (Commission File No. 005-38001), as amended November 26, 1996 and as further amended on January 10, 1997, February 14, 2001, March 27, 2002 (amended are restated), October 31, 2002, February 17, 2004 and February 15, 2005.

[Remainder of page is left intentionally blank. Signatures begin on next page.]

CUSIP No. 629579 20 02	Schedule 13D	Page 17 of 17 Pages

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2005

Name: RANKIN ASSOCIATES IV, L.P.

By: Its General Partner:
Trust created by the Agreement, dated as of September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr.
By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., Trustee
REPORTING INDIVIDUALS
By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin Jr. on behalf of himself and as:
Attorney-in-Fact for Thomas T. Rankin* Attorney-in-Fact for Claiborne R. Rankin* Attorney-in-Fact for Roger F. Rankin* Attorney-in-Fact for Clara L. T. Rankin* Attorney-in-Fact for Bruce T. Rankin*

The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 1.